Mail Stop 3561

June 9, 2006

Mr. Alan Auerbach
Chief Executive Officer
Cougar Biotechnology, Inc.
10990 Wilshire Boulevard, Suite 1200
Los Angeles, CA 90024

> **Re: Cougar Biotechnology, Inc.**
> **Form SB-2**
> **File No. 333-133779**
> **Filed May 3, 2006**
> **Form 10-KSB**
> **Filed March 6, 2006**

Dear Mr. Auerbach:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In conducting our basic background research, the staff noted that your CEO made a presentation in May which is now available online at http://wsw.com/webcast/rrshq8/coub/. The staff was unable to determine if this presentation was followed by a question and answer period; if it was, please

provide the staff with a transcript of any discussions that took place. In addition, please provide further information about this presentation, including its purpose, who participated in the programs – including whether any participants had any relationships with the company, as well as whether the company paid any compensation in order to participate in the conference. Also, please confirm the date of this presentation as well as the date it was made available on-line. Finally, please reconcile any disclosures made at this presentation to your Form SB-2 disclosures.

2.   With respect to the foregoing comment 1 regarding your web-cast, please provide us with a legal analysis of any Section 5 implications associated with this presentation. This analysis may include, to the extent applicable, a discussion of Rule 164, and in particular the eligibility requirements under the Securities Offering Reform.

3.   As a general matter the staff believes that your filing would benefit from a stronger discussion of your proposed products as well as more thorough definition of terminology. For example, terms like "in-license", "cytochrome", "pharmocokinetics" and "atigene" should be defined so that an investor can understand both your proposed product line, and your business plan for developing these products. Please revise throughout your document as appropriate.

4.   The staff notes that Lindsay Rosenwald primarily through Horizon BioMedical Ventures, LLC ("Horizon") would appear to "control" the issuer. Please revise your document throughout to indicate this relationship and, if warranted, add a risk factor. Also, please clarify whether the company is considered a subsidiary of Horizon. In addition, please advise us of the origin of these shares.

5.   We note you are registering for resale approximately 77% of the common stock outstanding, assuming conversion of preferred stock and warrants). Advise us of the number of shares being registered for resale for officers, directors and affiliates. We may have further comment.

6.   You refer to Cougar Biotechnology as the "Company". The term "Company" is a vague, abstract term. Use your actual company name, a shortened version of it, or the pronoun "we" or "us" throughout your document to refer to your company.

7.   Throughout the document you make use of unnecessary defined terms. Rule 421 (b) requires you to avoid using defined terms as the primary means of communication. It is distracting to define terms that are commonly understood or can be simply explained by use in their context. Revise to not capitalize these terms where appropriate. Examples of these would be the following:
    - "Common Stock."

- "Registrant."
- "Offering."
- "Registration Statement."

Cover page

8.   We note that your registration statement registers the resale of up to 11,643,871 shares of common stock by selling shareholders. We also note that there is currently no market for your common shares. Given this, please revise your prospectus cover page, the risk factors section, and the plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, the selling security holders may sell at prevailing market prices or privately negotiated prices. This includes the shares registered for resale in connection with the issuance of common shares upon the conversion of the preferred stock and the shares issuable upon the exercise of outstanding warrants.

Prospectus Summary

9.   The staff is of the view that your Summary, particularly with respect to your products, is too lengthy and appears to repeat, verbatim, much of the information included elsewhere in your document. Please revise to make this section more concise and eliminate duplicative disclosures throughout your document.

10.   Your Summary discussion indicates that you in-license and develop "novel therapeutics for the treatment of cancer." Please clarify whether this statement means that you also develop your own products internally as opposed to solely developing those products which you have in-licensed.

11.   We note that your "strategy is to license technologies that have previously been tested in clinical trials, enabling [you] to obtain an initial indication of the drug's safety and biological activity in humans …" In an appropriate section of your document, including the Risk Factors, please provide more disclosure concerning this strategy. By means of illustration only, this discussion might include: (1) a comparison of the costs of acquiring licenses in previously tested technologies versus those which have not been tested; (2) whether the quality of the available license opportunities will be diminished as companies may opt to develop especially promising technologies internally; (3) how the company will determine the commercial viability of a potential technology; (4) how the company will find its investment opportunities; and (5) the types of companies the company will seek to license from – i.e., larger established companies, smaller companies with insufficient capital to bring the technology to fruition, etc.

12.   On page 4 you disclose, with respect to CB3304, that your Phase I trial was "investor sponsored". Please clarify the meaning of this statement. In particular, please disclose the amount of funding provided by these investors and whether you will (or have) repaid these funds.

13.   Please disclose the names of the other parties to the license agreements for your CB1089 and CB33304 technologies.

14.   Please advise us whether the company has become aware of any actual or potential expenses or claims associated with the April 3, 2006 Indemnity Agreement covering SRKP 4's former officers and directors. In addition, disclose the names of the persons covered by this agreement.

15.   Under the "Redemption Agreement" heading you state that you also paid an aggregate of $12,500 to former stockholders "on a pro rata basis in satisfaction of an outstanding obligation … [to them]." In an appropriate section, clarify the nature and origin of this obligation and disclose the names of these former stockholders.

16.   Please disclose the actual date on which your private placement was closed instead of merely noting that it was immediately prior to the reverse acquisition as you state on page 6. In addition, please reconcile this statement to your page 19 disclosure which indicates that the merger closing and private placement were "contemporaneous."

17.   Please disclose the per Unit sale price associated with the private placement.

18.   Revise your section "Recent Sales of Unregistered Securities" to disclose the names of the purchasers in your private placement transaction.

19.   We note the company's page 6 disclosure that it used placement agents and paid approximately $2.7 million in placement fees in connection with the private placement offering. As an initial matter, please disclose whether any of these placement agents are members of the NASD. In addition, please clarify the distinction between placement fees and underwriter's compensation and include a statement indicating whether the NASD approved the compensation in connection with the private placement. Also, please disclose the terms of the 880,345 warrants issued to the placement agent, including the strike price, warrant term, etc. If the company has not included the cost associated with the warrant in the $2.7 million fee referred to above, please include a separate discussion of the warrant value in the same paragraph.

20.   To the extent that the company is issuing securities to directors, or their affiliates, please disclose the names of the directors to which the discussion relates. For

example, on page 6 you disclose that you issued Units "to a trust established for the benefit of the family of one of the directors …" Name the director, or advise us why additional disclosure is unnecessary.

21. Please disclose the name of the "certain investor" referred to on page 7. In addition, please disclose whether the list to be provided by this investor will be comprised of people associated, affiliated, or independent from, that investor. In addition, please disclose whether the agreement contains any penalty provisions for failing to appoint board members pursuant to the agreement.

22. On page 7 you disclose that you have 4.6 million shares of common stock outstanding before the offering. Please clarify, in an appropriate section, the number of shares which are freely tradable versus the number which are restricted.

23. Please provide summary financial information.

Risk Factors, page 8

24. The risk factors need to be set forth in the order of materiality. Please revise accordingly. Additionally, revise your risk factors to present the risks relating to your business prior to the risks relating to your securities.

25. Please update Risk Factors 1 and 2, as well as any others, which reference the merger or the merger transaction as the purchase of your securities on this Form SB-2 would appear to be distinct from the merger.

26. In Risk Factor 2 you disclose that you plan on listing your securities on a national exchange, or on Nasdaq or the OTCBB. Please include a discussion of this plan in your business section, including, a cost estimate for obtaining and maintaining a listing, a timeframe for obtaining the listing, and a discussion of the various listing requirements along with the likelihood that the company will be able to meet them. We may have further comment.

27. Please more fully describe the requirements of Rule 15g-9 in Risk Factor 3.

28. Please revise the heading of Risk Factor 8 "We have a limited number of preferred shares …" to better represent the underlying risk. In addition, please include a discussion of these payments in your Management's Discussion and Analysis.

29. In Risk Factor 9 you make reference to licensing fees and grants. Please clarify

whether the company has received any funding from these sources in the past and clarify, in an appropriate section, whether management has any plans to seek funding from these sources in the future.

30.   The staff notes your disclosure in the last Risk Factor on page 11 that, "[b]ecause of the small sample size, the results of these clinical trials may not be indicative of future results … [and] … the initial clinical trial for CB7630 was performed outside the United States, and therefore, may not have been performed in accordance with standards normally required by the FDA …" In light of the foregoing, please discuss, in an appropriate section of your disclosure, whether the clinical procedures, including sample size and selection, followed any well recognized standards established in the scientific community. In addition, please clarify whether, in fact, these studies were conducted in accordance with the typical FDA standards. If they were not, please state so.

31.   Several of your risk factors, particularly "If we cannot compete successfully for market share …", and "We may not successfully manage our growth" appear broad and generic. As a general matter, a risk factor is too generic if it is capable of being applied to any company. A risk factor may be too broad if it addresses risks which currently do not pertain to the company. For example in "We rely on key executive officers …" on page 15 you state that you may lose customers or sales in the event that you lose a key member of management; however, it does not appear likely that you will have sales in the near future given your disclosure and expected product development lifecycle. Please review your risk factor disclosures to ensure that the risk is specific to your offering or company and clearly articulate the risk to the investor.

32.   Please ensure that a discussion of your plans to hire additional personnel is also addressed in your Management's Discussion and Analysis.

33.   Please revise to disclose any securities which may have been issued to Paramount BioCapital, Inc. or its' designees as a result of the private placement transaction which is discussed on page 16. Also, disclose the amount of fees paid to Paramount or its' designees in connection with the transaction. In addition, please disclose that Lindsay Rosenwald is a director of your company in the risk factor "There are certain interlocking relationships …"

34.   Please include a risk factor discussing the fact that your accounting firm, J.H. Cohn LLP issued a going concern opinion with respect to your financial statements on its February 10, 2006 audit report.

Note Regarding Forward-Looking Statements, page 16

35.   Please reconcile your statement that you "undertake no obligation to update forward-looking statements" with the requirements of Rule 512 of Regulation S-B.

Management's Discussion and Analysis, page 16

36.   Please revise your discussion under this section to more fully explain the changes in your results of operations. For example, on page 16 you note that your license fees decreased by $923,100; however, you do not explain the underlying reason for the decrease in license fees.   Accordingly, please revise your discussion to address the underlying reasons for changes.

37.   Please provide additional discussion regarding the professional contract services provided to the company during the year. For example, please disclose the service providers, additional information about the nature of the services provided and explain whether these costs will be recurring. If these services are provided on a multi-year contract a discussion of that contract and its future impact may be warranted.

38.   Please provide additional disclosure regarding the stock-based compensation for your consultants; for example, was the compensation comprised of shares, options, etc. and include a discussion of the services provided as well as who the consultants are affiliated with.

39.   Please clarify why the company had only 1.5 months of payroll expense for 2004. This comment is equally applicable for your insurance expense and bonus expense.

40.   If the $48,000 employee advance which was forgiven in 2005 represented an amount due from a shareholder, director, or officer, please disclose the name of the employee.

41.   Please clarify why your bonus expense under General and Administrative Expenses declined while the bonus expense under Research and Development appears to have increased.

42.   We note your disclosure on page 18 that you "believe that [you] will have sufficient capital to fund [y]our operations through December 2007 …" Please provide the basis for this belief including the company's current cash balance and anticipated burn rate.

43.   On page 18 you make reference to two warrants which were issued as part of your
        line of credit guaranty and unsecured promissory note, respectively. Identify the
        member of your board of directors who received these warrants and the number of
        warrant granted to them. Please disclose the dollar value associated with these
        warrant grants as they tend to offset the value of the proceeds received by the
        company pursuant to the debt instrument.

44.   Please disclose the name of the placement agent for your two bridge financings
        and clarify that they were paid the compensation discussed on page 19. Please
        break out the fees and other offering related expenses included in the $326,000
        figure on page 19.

45.   Please revise your disclosure under "Current Financing Needs" and also in the
        "Summary" to clearly indicate that your business plan will likely require
        subsequent financing. In this respect we note your disclosure on page 20 that CB-
        7630 will require approximately $50-75 million in development costs as will CB-
        3304. You currently do not appear to present similar disclosure for your other
        proposed products – please do so. In addition, please clarify how the company
        will allocate its resources in the event that it is not able to finance the
        development of all of its products.

46.   We note you indicate that a potential source of financing includes strategic
        relationships. Please clarify the meaning of your statement and whether you have
        previously obtained financing though a "strategic relationship".

47.   On page 45 and elsewhere, the company discloses its intention to seek a listing on
        the Over-the-Counter Bulletin Board "as soon as practicable following the
        effective date of the registration statement …" Please provide a brief discussion
        of the company's plans to accomplish this, including the estimated costs, timing,
        and whether the company meets any applicable listing requirements.

Results of Operations

Years Ended December 31, 2005 and 2004, page 17

48.   We note the decrease in general and administrative expense of $895,398 was
        attributed in part to a decrease in licensing frees of $923,100. We also note you
        disclose the increase in research and development expenses of $5,238,529 was
        attributed in part to the increase in licensing fees of approximately $539,500. Tell
        us why you included licensing fees in both general and administrative expenses
        and research and development expenses and revise your disclosure to clarify.

Liquidity and Capital Resources, page 18

49.   Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your accounts payable and accrued liabilities). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Plan of Operations, page 20

50.   On page 20 you refer to implementing your business strategy – please clarify what your business strategy is. In addition, please discuss how the company will evaluate the expansion opportunities for its portfolio.

51.   To the extent known, please disclose the timeframe and estimated costs associated with the additional hiring that the company plans to do, as disclosed on page 20. In addition, to the extent that these employees will have specialized skills, please discuss the skills required, the size and nature of the potential applicant pool, and whether the company will be required to use "search firms" in meeting its hiring goals.

52.   Please provide the staff with a copy of the British Journal of Cancer article referenced on page 20.

53.   The discussion under Research and Development Projects is too technical for your audience. Please revise as appropriate.

54.   On page 22 you disclose that your CB-3304 related license agreements terminate on "the date of the last to expire patent contained in the licensed technology." Please disclose the actual date of termination. This comment is equally applicable to your other disclosures under "License Agreement Obligations."

55.   With respect to the potential milestone payments to Emory, please clarify, if known, when the company anticipates it will meet these milestones and therefore be obligated to make these payments.

56.   We note that your CB-7630 license agreement requires you to pay an annual fee

in a foreign currency. In appropriate sections of your document, please disclose any risks to the company from fluctuating exchange rates from this or other contracts which are denominated in foreign currencies. In addition, please discuss any steps which the company has taken to limit these risks.

57.   Revise to indicate the amount of annual royalties based on net sales pursuant to the licensing agreements for CB-3304, CB-7630 and CB-1089.

Business, page 25

58.   Please revise the heading "Our Products" to a more appropriate title in light of the fact that you do not have FDA approval to sell any of these items.

59.   Please cite the source, and include supporting documentation, concerning the number of cases of, and deaths from, prostrate cancer. This comment is equally applicable to your disclosures on page 27 concerning non-Hodgkin's lymphoma.

60.   On page 27 you disclose that you "anticipate that a Phase I trial of CB7630 as a second line hormonal agent for advanced prostrate cancer patients that have failed treatment with first line hormone therapy will be initiated in the first half of 2006." Please provide additional disclosure, here and elsewhere as appropriate, about this planned trial, including who will conduct it, the anticipated costs of the trial, etc.

61.   Please review the requirements of Item 101 of Regulation S-B. In this regard, we note that the company appears to have been in existence from 2003, but does not substantially discuss its business for the period preceding the reverse merger in 2006.

62.   We note your statement that "the company is also currently in preclinical development of several noscapine analogs that, in preclinical models, appear to be more potent microtubule interfering agents that arrest mitosis and inhibit cell proliferation in human breast, cervical, colon, ovarian and prostate cancer cells … with a much higher efficiency than CB3304." We also note your statement that "preclinical data also suggests that CB1089, when given in combination with other anticancer drugs, ahs even stronger antitumor activity than calctriol given in combination with other cancer drugs." The basis for comparative factual assertions and for Cougar's or management's belief in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to the staff. Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.

Competition, page 30

63.   Please clarify your disclosure to indicate whether any of your potential
        competitors currently have products on the market, or in development, which
        would compete against your proposed products.

Intellectual Property and License Agreements, page 31

64.   We note your statement that your "goal is to obtain, maintain and enforce patent
        protection for [y]our products …" Please disclose the company's plan to pursue
        this goal, including, if applicable, a discussion of the funds that the company will
        spend – or has spent, in pursuing these types of protection.

Government Regulation, page 32

65.   Please revise your discussion under this section to address only those issues which
        are directly relevant to your company or which are reasonably likely to be
        relevant in the future. By way of illustration, we note your discussion of the
        FDA's fast track review system; however, it is unclear whether your currently
        proposed products would qualify for this type of review.

66.   Indicate in your discussion the status of each of the company's drug candidates in
        the FDA's approval process.

Properties, page 34

67.   Briefly discuss the suitability and adequacy of the company's offices.

Legal Proceedings, page 34

68.   We note your statement that "we are not currently involved in any material legal
        proceedings." Please advise us whether the company is a party to any pending
        legal proceeding aside from routine litigation that is incidental to the company's
        business.

Management, page 35

69.   Please provide additional information concerning Agensys, Inc. This information
        might include, but is not limited to, whether Agensys is also in the development
        stage, the size of the company as measured by sales or assets, whether Agensys'

proposed products will compete with yours, and the year Agensys was incorporated. Similar information should also be provided in Mr. Eyler's biography concerning Hayes Medical, Inc.

70.   We note your disclosure in Mr. Auerbach's biography that he "ranked second in the NASDAQ/Starmine survey of analyst performance for stock picking in biotechnology." Please explain the relevance of this disclosure.

71.   Please revise your discussion under Dr. Lee's biography to indicate the size of the Chiron Corporation division of which she was a Senior Director. In addition, please provide a more detailed discussion of her job responsibilities there. Finally, indicate the business conducted by Chiron Corporation and Hoffman La Roche.

72.   Briefly indicate the business conducted by Hayes Medical Inc. and Wells Fargo Investments.

73.   Please provide more information about the business activities, and size, of Paramount BioCapital, Inc. and any of the other entities mentioned in Dr. Rosenwald's biography. In addition, to the extent that any of these entities are significant shareholders of your company, please disclose.

74.   Please disclose whether any of the persons listed in this section control you as that term is defined in the federal securities laws.

Executive Compensation, page 36

75.   Based on a review of your footnotes to the Summary Compensation Table it appears that the company uses discretionary bonuses to compensate its management. Please clarify the nature of these bonuses, including: (1) how such bonus amounts were determined; (2) the basis, if any, underlying the declaration of these bonuses; (3) who approved the bonuses on behalf of the company, including whether the executives participated in this process; and (4) whether the company will grant similar discretionary bonuses to management in the future, or alternatively, will develop a formalized bonus plan. This comment is applicable to all of your named executives, scientific advisory board, and board of directors.

76.   Please disclose, in appropriate footnotes, the nature of any amounts disclosed as "All Other Compensation" in your table.

77.   Please advise us why the company has not presented the $96,000 advance payment to Dr. Lee in its Summary Compensation Table.

78.   Please reconcile your page 36 disclosure that Dr. Lee was granted 200,000
        options in 2004 to your page 37 disclosure that she has less than 80,000 options
        currently in light of your disclosure than no options were exercised in 2005. Was
        a portion of the initial grant exercised in 2004? This comment is equally
        applicable to your other management team members.

79.   Please advise us why your Summary Compensation Table excludes Dr. Arie
        Belldegrun.

Compensation of Directors, page 37

80.   Please disclose whether the company currently has an arrangement to compensate
        its directors, or plans to do so in the future.

81.   We note your disclosure that you have agreed to compensate Dr. Belldegrun
        $100,000 if he assists in preparation for, and participates in, meetings with certain
        potential investors. Please more fully describe this agreement, including a
        discussion of the services contemplated thereby. In addition, please disclose if
        Dr. Belldegrun played any role in your reverse merger and subsequent private
        placement.

82.   In reviewing your page 38 disclosure it would appear that in February 2006 you
        granted Dr. Belldegrun options with an exercise price of $4.82/share while in
        March 2006 you granted additional options at $4.50/share. As an initial matter,
        please confirm whether the company grants options at the fair market value of the
        stock – whether determined by the board or otherwise. If it does so, please
        explain the events that caused the board to believe that the value of the company
        declined between February and March of 2006. We may have further comment.

83.   Please provide further disclosure concerning any payments to be made to
        management upon the termination of their employment. At a minimum, this
        disclosure should address the amounts which are payable under the agreement,
        any option acceleration provisions and the circumstances under which the
        agreement obligates the company to make payments. In this regard we note your
        page 38 discussion of Mr. Auebach's employment agreement does not appear to
        address the foregoing.

84.   Based on your disclosures it appears as if management is to receive bonuses based
        upon the in-licensing of new technologies. It would appear that, particularly
        given the long lag time associated with drug development, there is a conflict of
        interest in developing new licenses even if they would not be viable business
        opportunities. Please add disclosure, including risk factor disclosure, addressing
        this risk. Also, please disclose whether there is a formal agreement in place

governing these payments. Finally, please confirm whether these payments are covered by a written agreement – and if so, please disclose what agreement governs these payments.

85.   We note your disclosure that in March of 2006 you granted your CEO options to purchase your common stock which vested contemporaneously with your merger. Please advise us when the company decided that it would conduct a merger transaction and disclose whether this grant was done in contemplation of the merger.

Security Ownership of Certain Beneficial Owners and Management, page 40

86.   Please explain the meaning of the statement on page 40 that "the number of shares of common stock listed below as being beneficially owned by any holder only includes that number of shares of preferred stock, on an as converted basis, to the extent that, and only to the extent that, as a result of such conversion, the total number of shares of common stock that such holder would then be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act would exceed 9.99% of the total number of then issued and outstanding shares …" We may have further comment.

87.   In footnote 3 to your tabular presentation you indicate that you are excluding shares from the Belldegrun's Children Trust. Please advise us who serves as trustee for this trust. Also advise us of the basis for excluding these shares from the beneficial ownership table. We may have further comment. This comment is equally applicable for Dr. Rosenwald in footnote 7.

Certain Relationships and Related Transactions, page 42

88.   We note your disclosure on page 42 that Horizon BioMedical Ventures, LLC is a substantial shareholder of the company – please disclose the extent of this interest.

89.   Please clarify your disclosure related to the "Placement Agency Agreement" and "Introduction Agreement" to indicate the actual amounts paid, including any warrants granted, in connection with your private placement transaction. If these parties also have a right of first refusal with respect to future financing, please disclose and state the terms under which the placement would take place. In this regard, your current disclosure appears to assume that the private placement has not taken place – please revise. In addition, please disclose who was (or will) have responsibility for negotiating these contracts on behalf of the company.

90.   Please disclose Mr. Hofer's job responsibilities at Paramount BioCapital, including whether he participated in your private placement and/or is a registered broker-dealer. In addition, please clarify that none of the compensation he receives from Paramount BioCapital is intended to compensate him for services rendered to Cougar or is in any way indexed to Cougar's performance.

Selling Security Holders, page 45

91.   Please disclose whether any of the selling security holders are registered broker-dealers or affiliates thereof.

Plan of Distribution, page 53

92.   We note your statement that "the selling shareholder may use any one or more of the following methods when disposing of shares or interests therein … a combination of any such methods of sale; and any other method permitted pursuant to applicable law." (emphasis added) Item 508 of Regulation S-B requires the company to indicate the plan of distribution. Revise to delete this phrase and indicate any additional methods of distribution that will be used.

Description of Capital Stock, page 55

93.   On page 55 you disclose that you have "securities convertible or exercisable into an aggregate of 2,327,299 share of Common Stock (excluding the Preferred Stock)." Please clarify the nature of these securities, that is, are these warrants, convertible debt, etc.

94.   Please clarify the meaning of your disclosure under "Voluntary Conversion". In this regard an example of how the conversion operates may be helpful to the investor. In addition, the company notes that your discussion under "Mandatory Conversion" contains several terms, namely "Conversion Ratio" and "Stated Value" which appear to be undefined. Please define these terms for the investor.

Where You Can Find More Information, page 57

95.   Please be advised that the SEC's Public Reference Room is located at 100 F Street, N.E., Washington, D.C.

Financial Statements

Notes to Financial Statements

Note 2 – Significant Accounting Policies

Warrants issued with Debt Instruments, F-13

96.   We noted your disclosure regarding your computation of the value of the debt
        instrument and the beneficial conversion feature; that such value was determined
        by allocating the proceeds first to the fair value of warrants, and then any <u>residual</u>
        amounts to the debt instruments. APB 14 specifies the amount allocated to the
        debt instrument should be based on the <u>relative</u> fair value of the debt instrument.
        Tell us how your computation is appropriate (i.e. the residual amount versus the
        relative value) and how this impacts your computation of the value of the debt
        instrument and the embedded conversion feature, as discussed in the first
        paragraph on F-16 (Note 8 – Convertible Notes Payable). Please advise or revise
        as necessary.

Note 6 – Line of Credit, F-14

97.   Please expand your disclosure to describe the material terms of the warrants,
        including the exercise price, who has the rights to convert (i.e. the holder or the
        company), the exercise feature (i.e. physical, net cash, or net share settlement,
        etc.), any redemption features, whether the warrants may be exercised or settled in
        registered or unregistered shares and any registration rights and/or liquidated
        damages provisions.

Note 7 – Notes Payable, F-14

98.   Please expand your disclosure to describe the material terms of the warrants,
        including the exercise price, who has the rights to convert (i.e. the holder or the
        company), the exercise feature (i.e. physical, net cash, or net share settlement,
        etc.), any redemption features, whether the warrants may be exercised or settled in
        registered or unregistered shares and any registration rights and/or liquidated
        damages provisions.

Note 8 – Convertible Notes Payable, F-15

99.   Please expand your disclosure to describe the material terms of the warrants,
        including who has the rights to convert (i.e. the holder or the company), the
        exercise feature (i.e. physical, net cash, or net share settlement, etc.), any
        redemption features, whether the warrants may be exercised or settled in
        registered or unregistered shares and any registration rights and/or liquidated
        damages provisions.

Other Regulatory

100.   We note you have presented pre-merger financial statements of Cougar
        Biotechnology, Inc., at December 31, 2005 even though the reverse merger with
        SRKP 4 was not consummated until April 3, 2006. Please revise your filing to
        include separate historical financial statements of both SRKP 4 and Cougar
        Biotechnology on a pre-merger basis and related pro forma financial statements in
        accordance with Item 310 of Regulation S-B.

101.   Please note the updating requirements for the financial statements as set forth in
        Item 310(g) of Regulation S-B and provide a current dated consent of the
        independent accountants in any amendments.

Other Exchange Act Filings

102.   The company's current Form 10-KSB, Forms 10-QSB, and other Exchange Act
        Filings should also be revised to comply with these comments as applicable.

Part II

Item 25 Other Expenses of Issuance and Distribution

103.   Please revise to disclose your estimate of accounting fees and expenses.

Item 26 Recent Sales of Unregistered Securities

104.   The staff was confused by your disclosure in the first paragraph under this
        heading. Form SB-2 does not provide for incorporation of information by
        reference. Please advise us why the company is not presenting this information
        here. In addition, please review the requirements of Item 701 of Regulation S-B
        and update your disclosure as appropriate. In many instances the staff notes that
        the company has not provided the information required by Item 701(d)
        particularly as it relates to the exemption relied upon and the underlying facts
        supporting such an exemption. Identify the officers, directors and affiliates who
        received securities. Please revise as appropriate. We may have further comment.

105.   We note your statement that "each of the above-referenced investors in Cougar's
        stock represented to Cougar in connection with their investment that they were
        'accredited investors'…." The company must make the determination whether
        the investors were accredited investors in connection with the exemption claimed.
        Revise as appropriate.

106.   The staff notes your disclosure that you issued a consultant options to purchase
        your securities at an exercise price of $13.02 in June 2004 and that in August
        2004 you issued options to a director at $.039 and an officer at $3.91. Please
        revise to explain why these exercise prices fluctuated so widely during this period
        in light of the fact that a market did not exist for your securities at this time.

107.   On page II-2 you disclose that you issued 31,732 warrants to a director as
        consideration for guarantying a line of credit with Bank of America. You later
        disclose that you also issued him Units for approximately $600,000 based on the
        amount of his guaranty. Please explain this disclosure. If your director has been
        compensated for the amount of his guaranty based on an equivalent value then
        how is this characterized as a guaranty? In addition, please advise if the initial
        guaranty contract provided for him to receive these securities upon the occurrence
        of a stated event. In this regard the staff is looking to better understand the
        circumstances under which these Units were issued.

Exhibit Index

108.   The staff notes your statement at the bottom of your exhibits that "[c]onfidential
        treatment has been granted as to certain portions of this exhibit …" Please revise
        to indicate that confidential treatment has been requested for the noted exhibits.

Exhibits

Exhibit 5.1

109.   The staff notes that language in your opinion indicates that you are licensed to
        practice in Minnesota, and that your opinion is limited to the laws of the State of
        Minnesota; however, the company is a Delaware corporation and is thus issuing
        its' securities pursuant to Delaware law. Please revise your legality opinion to
        opine on the applicable provisions of Delaware law as it would appear to be the
        appropriate state in this instance. Indicate that opinion opines upon Delaware law
        including the statutory provisions, all applicable provisions of the Delaware
        Constitution and reported judicial decisions interpreting those laws.

110.   We note your statement, in the last sentence in your opinion, that the opinion "is
        not to be used, circulated, quoted for any other purpose or otherwise referred to or
        relied upon by any other person without the express written permission of this
        firm." The limitation noted in this paragraph is inappropriate. Investors should
        be able to rely on the legality opinion. Revise to delete the noted statement.

Exhibit 10.8

111.   The staff notes that clause 2.2 of your license agreement with Emory University
       contained a reservation of rights in favor of the United States for research
       developed with federal funds. Please clarify the scope and nature of this
       provision and assess its impact on your business. In addition, please add
       disclosure in your filing indicating whether any of your technologies were
       developed in part with government funds and the impact that this may have on
       your business.

Undertakings

112.   We do not understand why you have included the undertakings required for
       filings incorporating subsequent Exchange Act documents by reference. Form
       SB-2 does not provide for incorporation by reference. Revise as appropriate.

Form 10-QSB for the Period Ended March 31, 2006

Cougar Biotechnology Financial Statements

Notes to Financial Statements

Note 6 – Warrants Issued with Debt Instruments, page 9

113.   Please show us how you determined the current amount presented as warrant
       liability on the balance sheet. Also, tell us and revise your disclosure to discuss
       where you have recorded the changes in fair value of the warrant liability in
       accordance with paragraph 9 of EITF 00-19.

Form 8-K, filed April 6, 2006

114.   In reviewing your Certificate of Designation of Series A Convertible Preferred
       Stock the staff noted that the "Stated Value" of the preferred shares was $4.50 per
       share and that this value is used to determine items such as interest payments, etc.
       However, in your private placement you sold 22,919,075 Units for gross proceeds
       of only $39,650,000 or approximately $1.73/unit. As an initial matter, please
       revise your disclosure to include the per unit sale price associated with the sale of
       the units and ascribe value to both the preferred shares and common stock based
       on the weighting of the respective units. Further, please clarify to your potential
       investors that your private placement was not actually conducted at $4.50 per
       share even though the applicable redemption provision would pay this amount to
       the preferred shareholders. In addition, please provide the staff with an analysis

discussing why the $4.50 resale price is appropriate under these circumstances.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Brian K. Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Christopher Melsha
        Fax: (612) 642-8343